SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000
———
FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS

August 14, 2013

VIA FEDEX AND EDGAR

Re:	Allegion Public Limited Company
Registration Statement on Form 10-12B
Filed June 17, 2013
File No. 001-35971

Ajay Koduri, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Koduri:
On behalf of Allegion Public Limited Company (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on June 17, 2013. The Registration Statement has been revised in response to the Staff's comments and generally updates financial and certain other information.

SECURITIES AND EXCHANGE COMMISSION	2	August 14, 2013

In addition, we are providing the following responses to your comment letter, dated July 11, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.
Please file as soon as possible your exhibits such as the Separation and Distribution Agreement and other agreements with Ingersoll-Rand related to the spin-off. We will need adequate time to review and, if necessary, comment upon your disclosure regarding the agreements.

The Company respectfully advises the Staff that it will file the Separation and Distribution Agreement and any other material agreements the Company may enter into with Ingersoll Rand related to the spin-off with a subsequent pre-effective amendment to the Registration Statement. The Company understands and acknowledges that the Staff will need adequate time to review and, if necessary, comment upon its disclosure regarding the agreements.

2.
Please also discuss whether any agreements may be amended after distribution of your information statement and, if so, how the parties intend to communicate any material changes to holders of the spun-off securities. In this regard, we note your statement on page 33 that “changes may occur after [the date of the information statement] and neither Ingersoll Rand nor [Allegion] undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.”

The Company respectfully advises the Staff that if, after effectiveness of the Registration Statement, it enters into a material amendment to a material definitive agreement, it will report such amendment in accordance with applicable law, including, for example, by filing a Form 8-K. The Company further advises the Staff that it does not anticipate that it will amend any agreement filed as an exhibit to the Registration Statement following the effectiveness of the Registration Statement but prior to the distribution of the Company's ordinary shares as described in the Registration Statement.

SECURITIES AND EXCHANGE COMMISSION	3	August 14, 2013

Exhibit 99.1

3.
We note several blanks throughout the information statement. Please fill in these blanks as soon as possible so that we may review the changes; in particular we note your disclosure regarding material indebtedness should be filled-in and how such indebtedness may affect your liquidity should be more fulsome.

The Company respectfully advises the Staff that it is in the process of determining the specific financing transactions it expects to complete to incur the referenced indebtedness. The Company will disclose the terms of such transactions and complete other information in the Registration Statement relating thereto in a subsequent pre-effective amendment to the Registration Statement.
Prospectus Cover Page

4.	Please advise us when you will obtain the tax opinion of Simpson Thacher, and whether you intend to file the opinion as an exhibit or an appendix to the filing.
The Company respectfully advises the Staff that it expects to obtain the tax opinion of our firm on or prior to the date of the distribution. The Company respectfully notes that Item 601 of Regulation S-K does not require opinions with respect to tax matters to be filed as exhibits to registration statements on Form 10.
Summary Business Description, page 1
Our Company, page 1

5.	Please revise to briefly indicate in what way Allegion is a “leading” provider of security products and solutions, be it market share, revenues, or some other measurement.
In response to the Staff's comment, the Company has revised its disclosure on pages 1 and 42 of the Registration Statement to indicate in what way the Company determined that it is a leading provider of security products and solutions.

SECURITIES AND EXCHANGE COMMISSION	4	August 14, 2013

Questions and Answers about the Spin-Off, page 2
What are Ingersoll Rand's reasons for the spin-off?, page 3

6.	Please revise to address, as applicable, any risks, costs, or negative factors considered by the Board of Directors in connection with the proposed distribution.
In response to the Staff's comment, the Company has revised its disclosure on pages 4 and 25 of the Registration Statement to address risks and negative factors considered by the Board of Directors in connection with the proposed transaction.
What Indebtedness will Allegion have following the spin-off?, page 4

7.
Please revise to briefly describe the terms of the indebtedness outstanding subsequent to the spin-off. Please clarify why Allegion will pay the net proceeds of the indebtedness incurred to Ingersoll Rand in connection with the spin-off, and how the figure was derived. Clarify whether the company's pre-spin-off intracompany debt will be eliminated in the spin-off. Please similarly revise in your “Liquidity” section at page 62, and quantify the amount of cash you intend to distribute, in addition to the net proceeds from the debt you will incur, to Ingersoll Rand.

The Company respectfully advises the Staff that it is in the process of determining the specific financing transactions it expects to complete to incur the referenced indebtedness. The Company will disclose the terms of such transactions and revise its “Liquidity and Capital Resources” section accordingly in a subsequent pre-effective amendment to the Registration Statement.
The Company further advises the Staff, and has revised its disclosure on page 103 of the Registration Statement to reflect, that Ingersoll Rand's Board of Directors has determined that causing the Company to pay net proceeds of its financing transactions to Ingersoll Rand will benefit Ingersoll Rand and its shareholders because it will result in each company being capitalized in a manner that Ingersoll Rand's Board of Directors has determined to be most appropriate. Ingersoll Rand will determine the specific amount of that payment once financing arrangements have been made. In connection with the spin-off, the Company's intracompany debt obligations to Ingersoll Rand will be eliminated.

SECURITIES AND EXCHANGE COMMISSION	5	August 14, 2013

Risks Related to our Indebtedness, page 13
The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds., page 13

8.	Please revise to clarify, if true, that the terms of your debt covenants could likewise have implications for Allegion's dividend policy to shareholders.
In response to the Staff's comment, the Company has revised its disclosure on page 13 of the Registration Statement to clarify that the terms of the Company's debt covenants could limit its ability to pay dividends to shareholders.
In connection with our spin-off, Ingersoll Rand will indemnify us for certain liabilities, and we will indemnify Ingersoll Rand for certain liabilities., page 17

9.
We note the absence of caps on the indemnification provisions under the various referenced agreements, and that the liabilities may be “significant.” To the extent estimable, please provide quantified disclosure concerning the extent of these liabilities.

The Company respectfully advises the Staff that its obligations under the indemnification provisions of the various referenced agreements in most instances relate to liabilities for which the Company would be primarily liable in the first instance. The Company has evaluated these potential liabilities and recorded liabilities in its financial statements where such liabilities are probable and estimable and provided required note disclosure. The Company continues to evaluate its potential liabilities and required disclosures for Amendment No. 1 and will update its disclosures further in subsequent pre-effective amendments as appropriate.
Cautionary Statement Concerning Forward-Looking Statements, page 23
10. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.
In response to the Staff's comment, the Company has revised its disclosure on page 23 of the Registration Statement to delete references to the Private Securities Litigation Reform Act, the Securities Act of 1933 and the Securities Exchange Act of 1934.

SECURITIES AND EXCHANGE COMMISSION	6	August 14, 2013

U.S. Federal Tax Consequences of the Spin-Off, page 26
11. Please revise to confirm that your discussion addresses the material U.S. federal income tax consequences of the proposed distribution.
In response to the Staff's comment, the Company has revised its disclosure on page 26 of the Registration Statement to clarify that it addresses the material U.S. federal income tax consequences of the proposed distribution.
12. Please revise paragraph one of your disclosure on page 27 to clarify that the receipt of a tax opinion from Simpson Thacher is, like the receipt of an IRS Ruling, a condition waivable by the board.
In response to the Staff's comment, the Company has revised its disclosure on page 27 of the Registration Statement to clarify that the receipt of a tax opinion from our firm is a condition that may be waived by Ingersoll Rand.
Unaudited Pro Forma Condensed Combined Financial Statements, page 37
13. Please revise to provide the missing information as stated on page 37-the amount of debt that will be incurred, the amount of the cash distribution to Ingersoll Rand and the additional annual costs for the three functions disclosed as well as the cost of operating as an independent public company. Please reflect these in the pro forma combined financial statements and footnotes, as applicable. Further, please revise to provide complete information for adjustments (a), (b), (f), (g) and (i).
The Company respectfully advises the Staff that it is in the process of determining the above-referenced information. The Company will provide this information in a subsequent pre-effective amendment to the Registration Statement.
Quarterly Condensed Combined Financial Statements
Condensed Combined Statements of Comprehensive Income
14. Please revise to provide the complete statements of comprehensive income.
As discussed with a representative of the Staff on July 18, 2013, the Company believes that its presentation of Combined Statements of Comprehensive Income complies with Accounting Standards Codification 220-10-45-18.

SECURITIES AND EXCHANGE COMMISSION	7	August 14, 2013

Management's Discussion and Analysis, page 52
15. In addition to the overall trends you discuss on pages 52 and 53, please revise to discuss the most significant business challenges that management expects to encounter in each segment over the next year and beyond as well as known demands or uncertainties that may affect the company's financial condition.
In response to the Staff's comment, the Company has revised its disclosure on page 52 of the Registration Statement to discuss the most significant business challenges that management expects to encounter over the next year.
Liquidity and Capital Resources, page 62
16. Please revise here, and at page 102, to describe the material terms of the credit facility you intend to obtain.
The Company respectfully advises the Staff that it is in the process of determining the specific financing transactions it expects to complete in connection with the spin-off. The Company will disclose the terms of such transactions and revise its “Liquidity and Capital Resources” section accordingly in a subsequent pre-effective amendment to the Registration Statement.
17. Please advise whether you will file your new credit facility as an exhibit to your registration statement.
The Company respectfully advises the Staff that it expects to file its new credit facility as an exhibit to a subsequent pre-effective amendment to the Registration Statement.
Certain Relationships and Related Party Transactions, page 103
18. Please revise to indicate when you intend to enter into and finalize the agreements summarized in the sections that follow. To the extent possible, please include quantified disclosure of amounts payable to Ingersoll Rand under the agreements. Similarly, please revise your MD&A to include quantified disclosure of the financial commitments you will have to Ingersoll Rand, ongoing or otherwise, in connection with the separation.
The Company respectfully advises the Staff that it intends to finalize the agreements summarized in the “Certain Relationships and Related Party Transaction” section in the fourth quarter of 2013. In response to the Staff's comment, the Company has revised its disclosure on page 104 of the Registration Statement to indicate that it intends to enter into such agreements on or prior to the distribution date.

SECURITIES AND EXCHANGE COMMISSION	8	August 14, 2013

* * * * * * *
Please do not hesitate to call Joshua Ford Bonnie at (212) 455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss our responses to the comment letter.
Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:    Securities and Exchange Commission
Larry Spirgel, Esq.
Celeste M. Murphy, Esq.
Paul Fischer, Esq.
Sharon Virga
Ivette Leon
Allegion Public Limited Company
Patrick S. Shannon
Barbara A. Santoro, Esq.